UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Director Changes

As previously disclosed on April 21, 2023, the Board of Vertical Aerospace Ltd. (the “Company”) agreed a succession plan under which the chairperson of the Board would transition from Dómhnal Slattery to Mike Flewitt on December 31, 2023 (“Transition Date”). The Board has agreed with Mr. Slattery and Mr. Flewitt to bring forward such Transition Date, and accordingly on August 2, 2023 Mr. Slattery resigned as chairperson and director, and Mr. Flewitt was appointed as chairperson, in each case effective as of August 3, 2023. Mr Slattery has also been appointed as a strategic advisor to the Board, effective August 3, 2023.

Also as previously disclosed on July 3, 2023, the Company appointed Stuart Simpson as its new Chief Financial Officer, effective September 11, 2023. On August 2, 2023, Vincent Casey, who previously served as the Company’s CFO between November 2020 and February 2023 and who remained a director on the Board following his resignation as CFO, notified the Board of his resignation as a member of the Board, effective as of August 3, 2023.

The Board thanks Mr. Slattery and Mr. Casey for their service, wishes them well in their future endeavors, and looks forward to the continued support of Mr. Slattery in his capacity as strategic advisor.

Related Party Transaction

As previously disclosed, on April 21, 2023, Mr. Slattery, Mr. Fitzpatrick and the Company entered into an option termination agreement, pursuant to which they agreed to terminate a call option over certain shares in the Company previously granted by Mr. Fitzpatrick to Mr. Slattery. Such termination was in consideration for specified payments to be paid by Mr. Fitzpatrick to Mr. Slattery, subject to certain conditions. In connection with the adjusted Transition Date referred to above, the option termination agreement has been amended with effect from August 2, 2023, as a result of which the remaining payment is conditional only on the Company’s maintenance of a minimum pre-order book.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding Mr. Slattery’s anticipated strategic advisor support to the Board, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 22, 2023, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. the Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-270756) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: August 3, 2023	By:	/s/ Stephen Fitzpatrick
Stephen Fitzpatrick
Chief Executive Officer